                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

         The TesseracT Group, Inc. (f/k/a Education Alternatives, Inc.)
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   881612 10 5
                               -------------------
                                 (CUSIP Number)

                                Benjamin Nazarian
                          Pioneer Venture Fund, L.L.C.
                               200 Pasadena Avenue
                             Los Angeles, California
                                 (323) 223-1114
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               - with a copy to -

                            Michael Danielpour, Esq.
                        Buchalter Nemer Fields & Younger
                      601 South Figueroa Street, Suite 2400
                       Los Angeles, California 90017-5704

                                October 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d(e), 240.13d(f) or 240.13d(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b), for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
-----------------------
CUSIP No. 881612 10 5
-----------------------

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       PIONEER VENTURE FUND, L.L.C.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/

                                                                        (b)  / /
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   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF, OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER
      SHARES           -0-
   BENEFICIALLY    -------------------------------------------------------------
                   8   SHARED VOTING POWER
     OWNED BY          711,500
       EACH        -------------------------------------------------------------
    REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON           -0-
       WITH        -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       711,500
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       711,500
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
  13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D
------------------------
CUSIP No. 881612 10 5
------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      UNION COMMUNICATIONS COMPANY
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  /X/

                                                                       (b)  / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
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    NUMBER OF      7   SOLE VOTING POWER
      SHARES           -0-
   BENEFICIALLY    -------------------------------------------------------------
                   8   SHARED VOTING POWER
     OWNED BY          357,500
       EACH        -------------------------------------------------------------
    REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON           -0-
       WITH        -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       357,500
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      357,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /
--------------------------------------------------------------------------------
  13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D
-----------------------
CUSIP No. 881612 10 5
-----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      BENJAMIN NAZARIAN
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  /X/

                                                                       (b)  / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
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    NUMBER OF      7   SOLE VOTING POWER
      SHARES           95,000
   BENEFICIALLY    -------------------------------------------------------------
                   8   SHARED VOTING POWER
     OWNED BY          1,069,000
       EACH        -------------------------------------------------------------
    REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON           95,000
       WITH        -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       1,069,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      1,164,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           / /
--------------------------------------------------------------------------------
  13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


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     This Amendment No. 5 ("Amendment No. 5") amends the Schedule 13D (as amended, the "Schedule 13D") filed by the Reporting Persons on September 22, 1997, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed by the Reporting Persons on February 5, 1998, Amendment No. 2 thereto ("Amendment
No. 2") filed by the Reporting Persons on March 9, 1998, Amendment No. 3 thereto ("Amendment No. 3") filed by the Reporting Persons on June 5, 1998 and Amendment No. 4 thereto ("Amendment No. 4") filed by the Reporting Persons on April 21, 1999, and is being filed pursuant to Rule 13d-2 promulgated under the Securities and Exchange Act of 1934, as amended to reflect a material acquisition of beneficial ownership of the Common Stock. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a) of the Schedule 13D is hereby amended in its entirety to read as follows:

     Information with respect to this Item 5 is given as of the date hereof, and is based on 9,580,331 Shares outstanding as reported on the Issuer's Definitive Proxy Statement on Form 14A, filed on October 18, 1999 (the "Proxy Statement").

     The Reporting Persons beneficially own an aggregate of 1,164,000 Shares. Based on information contained in the Company's Proxy Statement filed with the Securities and Exchange Commission, the Shares held by the Reporting Persons represent approximately 12.2% of the outstanding Shares.

     PVF beneficially owns 311,500 Shares and, on April 15, 1999 and October 14, 1999, was issued immediately exerciseable warrants to purchase 150,000 and 250,000, respectively, Shares at $3.00 per Share (the "Warrant"). By virtue of Rule 13d-3 ("Rule 13d-3") under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), PVF may be deemed to be the beneficial owner of 711,500 Shares as a result of the 311,500 Shares that have been purchased and the Shares issuable upon exercise of the Warrant. PVF's beneficial ownership comprises approximately 7.4% of the outstanding Shares.

     UCC beneficially owns 357,500 Shares. UCC's beneficial ownership comprises approximately 3.7% of the outstanding Shares.

     Nazarian directly owns 80,000 Shares, and on July 14, 1999 and November 12, 1999, will have vested in 5,000 and 10,000, respectively, Shares pursuant to Nonstatutory Stock Option Agreements entered into with the Company on July 14, 1998 and November 12, 1998, respectively (the "Options").

     By reason of the control Nazarian exercises with respect to the investments of PVF and UCC, as described in Item 6, Nazarian may be deemed pursuant to Rule 13d-3 to own beneficially all of the Shares owned by PVF and UCC. Thus, Nazarian may be deemed to have beneficial ownership of 1,164,000 Shares, representing approximately 12.2% of the outstanding Shares.

     On June 22, 1998, Dr. Pejman Salimpour terminated the limited power of attorney previously giving Nazarian power of disposition over his Shares. Pursuant to the terms of Rule 13d-3, Nazarian


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is no longer deemed to own beneficially all of the Shares which Dr. Salimpour beneficially owns and such Shares are not included in the aggregate of Shares beneficially owned by Nazarian.

     Item 5(c) of the Schedule 13D is hereby amended by restating the last paragraph by the following:

     On April 15, 1999, the Company issued a warrant to PVF in connection with providing the Company with a working capital line of credit. On October 14, 1999, the Company issued another warrant to PVF in consideration for an extension of the line of credit until March 31, 2000.

     On July 14, 1999 and November 12, 1999, Nazarian vested in the Options in connection with entering into Nonstatutory Stock Option Agreements with the Company on July 14, 1998 and November 12, 1998, respectively.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 16     Nonstatutory Stock Option Agreements.

Exhibit 17     Common Stock Purchase Warrant No. 1 and No. 2.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 1999

                              PIONEER VENTURE FUND, L.L.C.


                              By   /s/ Benjamin Nazarian
                                --------------------------------------
                                   Name:     Benjamin Nazarian
                                   Title:    Manager


                              UNION COMMUNICATIONS COMPANY


                              By   /s/ Benjamin Nazarian
                                --------------------------------------
                                   Name:     Benjamin Nazarian
                                   Title:    General Partner


                                   /s/ Benjamin Nazarian
                                --------------------------------------
                                   Benjamin Nazarian


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                                  EXHIBIT INDEX


Exhibit Number                                    Title
--------------                                    -----
     16                                 Nonstatutory Stock Option Agreements
                                        between the Company and Benjamin
                                        Nazarian.

     17                                 Common Stock Purchase Warrants No. 1 and
                                        No. 2, issued by the Company to Pioneer
                                        Venture Fund, L.L.C. on April 15, 1998
                                        and October 14, 1998, respectively.


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